Silvermex Resources Inc.	Genco Resources Ltd.
420 – 609 Granville Street	525 - 999 W. Hastings Street
Vancouver, British Columbia,	Vancouver, British Columbia
V7Y 1G5	V6C 2W2

Date: September 20, 2010

NEWS RELEASE

Silvermex Resources Ltd. and Genco Resources Ltd.
Enter into Business Combination Agreement

Vancouver, September 20th, 2010: Silvermex Resources Ltd. (TSXV: SMR) ("Silvermex") and Genco Resources Ltd. (TSX: GGC) ("Genco") are pleased to announce that they have entered into a definitive agreement (the "Agreement") to combine their respective businesses in an all-share transaction. The transaction will create a well managed, growth-oriented silver and gold producer focused on aggressively increasing its production profile.

The combined company will possess a fully operational mine and a substantial silver reserve and resource base. The transaction will provide shareholders with an experienced, production-focused, management team with a successful record of enhancing shareholder value. The combined company will be well capitalized with over $6.2 million in cash.

Transaction Highlights

  Combines a highly experienced management team with a quality operation situated on a very large and prospective land position with numerous opportunities for future production expansion.
  Creates a company that contains one operation in production, with substantial expansion potential, and one advanced stage project with extensive infrastructure in place.
  Builds a large, diversified, quality reserve and resource base with a Mexican focus and tremendous potential to expand resources in multiple highly prospective jurisdictions.
  Offers shareholders significant growth potential through production expansion, resource growth and future acquisitions.
  The resulting combined company will have approximately $7 million in working capital to fund facility upgrades, property assessments and studies and finance reserve growth.
  This transaction will accelerate production and exploration efforts on multiple projects concurrently and ultimately increasing shareholder value.

The management team and board of directors of the combined company will include key personnel from some of the silver sector’s most acclaimed and successful companies. Management and directors include:

  Arthur Brown, P.Eng, Executive Chairman and Director - Mr. Brown is the past Chairman and CEO of Hecla Mining Company (NYSE: HL) (“Hecla”), headquartered in Coeur d'Alene, Idaho. During Mr. Brown’s 40 year tenure at Hecla he held many executive positions with the company. He became President in 1986 and was named Chairman and Chief Executive Officer in 1987. Mr. Brown played a vital role in the evolution of Hecla and built it into one of the world’s largest and most successful silver mining companies. Mr. Brown retired from Hecla in 2006 and joined Silvermex as Executive Chairman in 2009.

  Michael H. Callahan, President and Director - Mr. Callahan was with Hecla from 1989 to 2009. During this 20 year period he held a variety of positions including: Director, President of Minera Hecla Venezolana, a subsidiary of Hecla Mining Co. and Vice President of Corporate Development. Mr. Callahan played a key role in the acquisition, development and production growth of some of Hecla’s most successful mines.

  Duane A. Nelson, CEO and Director - Mr. Nelson has been a director and officer of Silvermex since February 2006. He has over 25 years of private and public sector experience with a focus on early-stage projects.

  Joseph J. Ovsenek, P.Eng, L.L.B, Director - Mr. Ovsenek is the Senior Vice President of Silver Standard Resources Inc. (NASDAQ:SSRI) (“Silver Standard”) Mr. Ovsenek holds a Bachelor of Law degree from the University of Toronto. He is a registered professional engineer, and holds a Bachelor of Applied Science degree from the University of British Columbia. Mr. Ovsenek played a key role in building Silver Standard into one of the largest primary silver companies in the world.

  Kenneth C. McNaughton, M.A.Sc., P.Eng, Director - Mr. McNaughton is the Senior Vice President, Exploration for Silver Standard since 1991. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor. He has been with Silver Standard since 1991 and played a vital role in the development of Silver Standard’s extensive resource base, creating the largest in-ground silver resource of any publicly-traded primary silver company.

  Robert J. Fraser, M.Sc., P.Geo, VP Exploration - Mr. Fraser is the past Exploration Manager for Hecla in Canada and Venezuela . He graduated with a Hon’s B.Sc. in Geology and a M.Sc. in Mineral Exploration from Queen’s University at Kingston and has over 35 years experience. Prior to his senior position with Hecla Mr. Fraser was with Noranda for over 25 years.

  Hallein Darby, CA, CFO and Corporate Secretary - Ms. Darby has been Silvermex’s Senior VP Finance since November 2008 initially as Senior VP Finance and is currently CFO. She was previously the Senior VP Finance for Timmins Gold Corp. Ms. Darby served as a Senior Securities Analyst with the British Columbia Securities Commission from 1996 to 2006.

  James R. Anderson, BSB, LLC, Director - Mr. Anderson is the current CEO and largest shareholder of Genco. He is a successful businessman with wide-ranging interests in oil & gas production, as well as real estate development and rentals. He is the founder, sole shareholder and President of Tennessee Eastern Gas & Oil Co. Mr. Anderson holds a Bachelor of Science in Business degree and a Juris Doctor degree in Law from the University of Minnesota.

  Bruce Bried, B.Sc., P.Eng. - Mr. Bried is currently a consultant to Silvermex and acting Vice President of Mining. He is the past Vice President of Mining for Endeavour Silver. Mr. Bried is a professional engineer with over 25 years experience in engineering and operating mines, his specialty is underground vein gold and silver mines and mills.

  Wayne R. Moorhouse, CFA, - Mr. Moorhouse is the current CFO of Genco and has been with the company for since 2005. Mr. Moorhouse has considerable experience in project planning, budgeting, administration and corporate finance. He has held senior management positions with a variety of public & private companies, and has conducted business in Mexico for over a decade.

Transaction Terms

The transaction will be carried out by way of a plan of arrangement, and is subject to court approval and approval by Silvermex and Genco shareholders, applicable regulatory approvals and the satisfaction of certain other conditions. Prior to the completion of the transaction, Genco will subdivide all of the outstanding Genco common shares (“Genco Common Shares”) on a 1.1 -for-one basis. Under the terms of the Agreement, all of the Silvermex common shares (the "Silvermex Common Shares") issued and outstanding immediately prior to the completion of the transaction will be exchanged into Genco Common Shares on the basis of one Genco Common Share for each Silvermex Common Share. Additionally:

  Genco shareholders will retain an approximately 53.0% interest in the combined company, or approximately 55.8% on a fully-diluted basis.
  Silvermex shareholders will retain an approximately 47.0% interest in the combined company, or approximately 44.2% on a fully-diluted basis.
  The transaction terms represent a premium of approximately 49.0% to Genco’s 20-day volume weighted average price on the Toronto Stock Exchange (“TSX”) based on Silvermex 20-day volume weighted average price on the TSX Venture Exchange, in each case based on the 20- trading day period ending September 17, 2010, and a premium of 38.2% to Genco’s closing price on the TSX on September 17, 2010.
  Silvermex and Genco each intend to call a special meeting of their respective shareholders to seek approval of the transaction and related matters which are expected to be held in early November 2010.
  The Board of Directors of Silvermex has determined that the transaction is in the best interests of Silvermex and its shareholders, and has unanimously approved the transaction. The Board of Directors recommends that Silvermex shareholders vote in favour of the matters to be considered at the Silvermex meeting, including the transaction.
  In reaching its determination, the Board of Directors of Silvermex considered, among other things, a fairness opinion and advice provided by GMP Securities L.P. in relation to the transaction.
  Silvermex shareholders collectively holding approximately 3.4% of the outstanding Silvermex Common Shares have entered into support agreements with Genco in which they have agreed, among other things, to vote such shares in favour of the transaction.
  The Board of Directors of Genco has determined that the transaction and related matters are in the best interests of Genco and its shareholders and has unanimously approved the transaction. The Board of Directors recommends that Genco shareholders vote in favour of the matters to be considered at the Genco meeting, including the transaction.

  Genco shareholders collectively holding approximately 20.1% of the outstanding Genco Common Shares have entered into support agreements with Silvermex in which they have agreed, among other things, to vote such shares in favour of the transaction.
  In reaching its determination, the Board of Directors of Genco considered, among other things, a fairness opinion and advice provided by Haywood Securities Inc. in relation to the transaction.
  The Agreement provides that Genco and Silvermex may, under certain circumstances, terminate the Agreement in favour of an unsolicited proposal, subject to the payment of a termination fee of $2,000,000 and subject to a right by each party to match the superior proposal in question.
  Further information regarding the transaction will be contained in an information circular that each of Silvermex and Genco will prepare, file and mail in due course to their respective shareholders in connection with the special meetings of their respective shareholders to be held to consider the transaction.
  The transaction is expected to close in early November 2010 shortly after the Genco and Silvermex shareholder meetings. Following the completion of the transaction, the combined company’s name will be “Silvermex Resources Inc.”

Both Genco’s Board of Directors and Silvermex’s Board of Directors unanimously recommend that shareholders vote in favour of the transaction. The companies’ respective management teams agree that this business combination is significantly accretive to Silvermex and Genco shareholders on both a NAV and resources per share basis.

"We are very pleased to offer both Silvermex and Genco shareholders such a value-enhancing transaction. We are confident that the proposed business combination will significantly strengthen and add shareholder value to both companies. The new company will own a fully operational mine with substantial production growth potential and additional advanced mining projects which will provide an aggressive production growth profile. The combined company will possess a significant silver reserve and resource base. After extensive consideration of all aspects of the transaction, we strongly believe this business combination offers a great opportunity for the shareholders of both Silvermex and Genco." stated Duane Nelson, CEO of Silvermex.

James Anderson, CEO of Genco stated, "We believe the combination with Silvermex creates both near-term and long-term value for our shareholders. The solid management team of Silvermex offers the experience, leadership and industry contacts we require to advance our company and realize our production goals and objectives. The advanced projects in Silvermex provide significant resources and a solid production growth profile. Together, we have a very strong opportunity to rapidly grow towards becoming a premier silver producer. "

Pursuant to National Instrument 43-101, Robert Fraser, P.Geo, Vice-President Exploration of Silvermex Resources Ltd. is the Qualified Person (QP) responsible for the disclosure in this news release.

Lang Michener LLP acted as legal counsel to Silvermex in connection with the transaction; McCarthy Tétrault LLP acted as legal counsel to Genco in connection with the transaction.

About Silvermex

Silvermex Resources is a well funded exploration and development company focused on advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. This mining concession consists of 2 past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

About Genco

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For Further information, contact:

Duane Nelson	James R. Anderson
Director, Chief Executive Officer	Acting Chief Executive Officer
Silvermex Resources Ltd.	Genco Resources Ltd.
Vancouver, BC, Canada	Vancouver, BC, Canada
Tel: 604-512-8118	Telephone: (604) 682-2205 ext 223
duane@silvermexresources.com	info@gencoresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements include assumptions regarding the proposed transaction between Silvermex and Genco, including that it will be completed in accordance with the terms and conditions of the Agreement. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. These risks include that the transaction is not completed or that the combined company is not able to achieve expected results, as well as other risks and uncertainties described in Silvermex’s and Genco’s public filings.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s judgment regarding future events, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the company does not intend to update any forward-looking statements to conform these statements to actual results.